

September 8, 2023

Jason Chryssicas
Chief Financial Officer
Atlantic Coastal Acquisition Corp.
6 St Johns Lane
Floor 5
New York, NY 10013

> **Re: Atlantic Coastal Acquisition Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed April 21, 2023**
> **File No. 001-40158**

Dear Jason Chryssicas:

We have reviewed your August 30, 2023 response to our verbal comment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to the prior comment are to the verbal comment relayed to your representative Mr. Christopher Wing on August 2, 2023.

Form 10-K for the Fiscal Year ended December 31, 2022

General

1. We note that in response to our prior comment regarding the funds held in your trust account you agreed to provide clarifying disclosure regarding the status of such funds in your interim report covering the quarter ended June 30, 2023.

   However, the interim report was due on August 14, 2023 and as of the date of this letter you have not filed the report. We also note that you have not filed a Form 12b-25, which should have been filed within one day of the due date for the periodic report. Your notice of late filing should include disclosure of the specific reasons for your inability to file the Form 10-Q in a timely manner, and if these relate to the inability of any other person to furnish a required opinion, report or certification, you must obtain and file as an exhibit to the report a signed statement by such person stating the specific reasons for the delay.

Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A and Rule 12b-25 of Regulation 12B without further delay.

 You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation